SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-30242
1-12407

NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form10-Q [ ] Form N-SAR

For Period Ended: September 30, 2004

☐ ☐ ☐	Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K	☐ ☐	Transition Report on Form 10-Q Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I. Registrant Information

Full name of registrant	Lamar Advertising Company Lamar Media Corp.

Former name, if applicable N/A

Address of principal executive office (Street and number) 5551 Corporate Blvd

City, State and Zip Code Baton Rouge, LA 70808

Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☐	(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day

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following the prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition or report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is in the process of restating its audited consolidated financial statements for the year ended December 31, 2003 and its unaudited condensed consolidated financial statements for quarters ended March 31, 2004 and June 30, 2004. This restatement resulted from the Company’s decision, in consultation with its outside auditors, to change the way it applies Financial Accounting Standard 143, “Accounting for Asset Retirement Obligations,” which the Company adopted effective January 1, 2003. The Company has decided to expand the scope of the outdoor advertising structures that are subject to the calculation of the asset retirement obligation required under Financial Accounting Standard 143, “Accounting for Asset Retirement Obligations,” instead of accounting for such costs under Financial Accounting Standard 13, “Accounting for Leases.”

     Because the restatement is not yet complete and will have an impact on the Company’s financial statements for the three and nine month periods ended September 30, 2004 and 2003, the Company is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 within the prescribed time period.

     The Company intends to file amendments to its Annual Report on Form 10-K for the year ended December 31, 2003 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 that will include the restated financial statements and amendments to related disclosures.

Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Keith Istre	(225)	926-1000

(Name)	(Area code)	(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑Yes ☐No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

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☑Yes ☐No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As more fully discussed above in response to Part III, the Company is in the process of restating its audited consolidated financial statements for the year ended December 31, 2003 and its unaudited condensed consolidated financial statements for quarters ended March 31, 2004 and June 30, 2004 to reflect a change in the application of Financial Accounting Standard 143. This change will significantly increase the Company’s depreciation and amortization expense, a noncash charge on the Company’s income statement. For fiscal year 2003, the Company expects restated depreciation and amortization expense to be approximately $284 to $290 million (compared to previously reported $282.3 million); restated operating income of approximately $57 to $65 million (compared to previously reported $65.1 million); and restated net loss of $81 to $84 million (compared to previously reported $46.9 million). The restated ranges for depreciation and amortization and operating income include a reclassification of approximately $6.0 million of amortization of deferred financing costs to interest expense previously recorded to depreciation and amortization. In addition, the restatement will result in increases in assets and liabilities on the balance sheets and, with respect to the 2003 statement of operations, an increased cumulative effect in accounting principle of approximately $25 to $40 million, net of tax benefit of approximately $17 to $25 million.

     These ranges are based on management’s current estimates and are subject to the completion of the restatement.

Lamar Advertising Company
Lamar Media Corp
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 9, 2004

By /s/ Keith Istre
Keith Istre
Chief Financial Officer

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